[redacted]

09042765

Section

NOV 20 2009

Washington, DC
108

n.a. 12/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43303

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-08 (MM/DD/YY) AND ENDING 9-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9810 Montgomery Rd.
(No. and Street)

Cincinnati (City) Ohio (State) 45242-6414 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Johnson (513) 621-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 East Fourth St., Cincinnati, Ohio 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 0 2009
BRANCH OF REGISTRATIONS
AND EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry M. Kohn
Signature

President
Title

Sandra L. Smith
Notary Public

State of Ohio
My Commission Expires
2/27/2010

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L.M. KOHN & COMPANY

FINANCIAL STATEMENTS

For the year ended September 30, 2009

-CONTENTS-

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of L.M. Kohn & Company (an S corporation) as of September 30, 2009, and the related statements of income, shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.D. Cloud & Co. L.L.P.
Certified Public Accountants

November 12, 2009

Member CPA Associates International, Inc. with
Associated Offices in Principal U.S. and International Cities

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

For the year ended September 30, 2009

- ASSETS -

CURRENT ASSETS:		
Cash and cash equivalents	$	585,993
Deposits with clearing organizations		35,007
Receivables -		
From clearing organizations and broker-dealers		428,886
From advisory customers		8,036
		436,922
Marketable securities owned, at fair value		37,890
Federal tax deposit		87,818
TOTAL CURRENT ASSETS		1,183,630
FIXED ASSETS - NET		57,137
TOTAL ASSETS	$	1,240,767

- LIABILITIES AND SHAREHOLDER'S EQUITY -

CURRENT LIABILITIES:		
Commissions payable	$	300,026
Other liabilities		47,538
TOTAL CURRENT LIABILITIES		347,564
SHAREHOLDER'S EQUITY:		
Common stock; no par value, 100 shares authorized, issued and outstanding		5,000
Contributed capital		3,000
Retained earnings		870,113
Accumulated other comprehensive income		15,090
TOTAL SHAREHOLDER'S EQUITY		893,203
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,240,767

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF INCOME

For the year ended September 30, 2009

REVENUE:	
Commission income	$ 5,364,584
Management and investment advisory income	1,289,487
Other revenue	1,457,807
TOTAL REVENUE	8,111,878
OPERATING EXPENSES:	
Commissions paid	5,144,898
Employee compensation and benefits	1,543,866
Selling, general and administrative expenses	768,859
TOTAL OPERATING EXPENSES	7,457,623
NET INCOME	$ 654,255

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF SHAREHOLDER'S EQUITY

For the year ended September 30, 2009

		Common Stock	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance – October 1, 2008	$	5,000	3,000	1,190,858	32,226	1,231,084
Comprehensive income:						
Net income		-	-	654,255	-	654,255
Unrealized loss on marketable securities owned		-	-	-	(17,136)	(17,136)
Total comprehensive income						637,119
Distributions to shareholder		-	-	(975,000)	-	(975,000)
Balance – September 30, 2009	**$**	**5,000**	**3,000**	**870,113**	**15,090**	**893,203**

The accompanying notes to financial statements are an integral part of these statements.

L.M. KOHN & COMPANY

STATEMENT OF CASH FLOWS

For the year ended September 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 654,255
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation expense	4,205
Changes in assets and liabilities:	
Decrease in receivables	175,848
Increase in other assets	(3,197)
Decrease in commissions payable	(96,717)
Decrease in other liabilities	(16,003)
NET CASH FLOWS FROM OPERATING ACTIVITIES	718,391
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to shareholder	(975,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(256,609)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	842,602
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 585,993

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

L.M. Kohn & Company (the "Company") is a fully-disclosed introducing broker-dealer, located in Cincinnati, Ohio. The Company's primary source of revenue is derived from investment advisory fees, servicing fees, and commissions by acting as a securities broker-dealer for independent investment representatives who place their securities orders through the Company. The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

DEPOSITS WITH CLEARING ORGANIZATIONS-
The Company is required to maintain a deposit with each of its clearing organizations which allows the Company to serve as an "introducing broker" into the clearing organizations system. These amounts are not able to be withdrawn from the clearing organizations and therefore have been restricted accordingly.

RECEIVABLES FROM CLEARING ORGANIZATIONS AND BROKER-DEALER SERVICES-
Receivables from clearing organizations are stated at the amount billed and represent uncollateralized obligations due under normal trade terms requiring payment within 30 days. Receivables from broker-dealer services are stated at amounts billed directly from investment companies and represent amounts due to the Company within 30 days. Management reviews the accounts receivable and records an allowance for bad debts when considered necessary. Based on these reviews, management has determined that an allowance is not necessary at September 30, 2009.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

MARKETABLE SECURITIES OWNED-
On October 1, 2008, the Company elected to adopt Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820, *Fair Value Measurements and Disclosures,* which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity)

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

As of September 30, 2009, marketable securities consist entirely of NASDAQ common shares and are valued using quoted market prices and therefore categorized as level 1 fair value instruments. The change in market value related to the securities owned in the current year has been included as a separate component of shareholder's equity. This change in market value is the sole component of accumulated other comprehensive income.

FIXED ASSETS-
Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets ranging from three to seven years. Leasehold improvements are stated at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation and amortization are provided on the straight-line and accelerated methods.

COMMISSIONS PAYABLE-
Commissions payable represent amounts due to independent sales representatives. Amounts owed to the independent sales representatives have been calculated by the Company based on the terms agreed to between the Company and the independent sales representative and are generally payable within 30 days.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

INCOME TAXES

The Company has elected to be taxed in accordance with Subchapter S of the Internal Revenue Code (IRC) and applicable state law. As such, the Company is not generally liable for federal or state income taxes on its taxable income. Rather, the income "flows-through" to the shareholder who is responsible for reporting the income and paying the tax. As of September 30, 2009, the Company maintains a tax deposit with the Internal Revenue Service.

The Company adopted Financial Accounting Standards Board Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FASB ASC 740, *Income Taxes*), which provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. The interpretation requires an entity to perform analyses of material positions taken in its income tax returns and recognize the estimated financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The adoption of this interpretation did not have a material effect on the Company's financial position statements. Tax years subsequent to September 30, 2005 remain subject to examination by the Internal Revenue Service.

NOTE 2 - FIXED ASSETS - NET

Fixed assets consist of the following at September 30, 2009:

Furniture and fixtures	$ 82,232
Equipment	86,091
Leasehold improvements	104,220
	272,543
Accumulated depreciation	(215,406)
Fixed assets, net	$ 57,137

NOTE 3 - RELATED PARTY LEASE

The Company leases certain office space from the shareholder's spouse for $7,300 per month under an agreement that expires on December 31, 2013. Total rent paid under this agreement was $87,600 in the year ended September 30, 2009. The Company has the option to renew the lease for an additional five years at $8,000 per month, totaling $96,000 annually. Future non-cancellable lease payments under the agreement are as follows:

Year ending September 30,	
2010	$ 87,600
2011	87,600
2012	87,600
2013	87,600
2014	21,900
	$ 372,300

NOTE 4 - SUBORDINATED BORROWINGS

The Company had no liabilities subordinated to the claims of general creditors during the year. Therefore, no statement of changes in liabilities subordinated to the claim of general creditors is presented in these financial statements.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of $50,000 or 6 2/3% of its aggregate indebtedness. At September 30, 2009, the Company had net capital, as computed under Rule 15c3-1, of $710,333 which was $660,333 in excess of the minimum net capital requirement. The Company had aggregate indebtedness of $347,564 as of September 30, 2009, and the ratio of aggregate indebtedness to net capital, as defined, was 0.49 to 1.

NOTE 6 - RETIREMENT PLAN

Effective December 31, 2008, the Company terminated its IRC Section 401(k) plan and formed a Simple IRA plan. Under the new plan, the Company matches 100% of the employee contributions up to 3% of the employee's salary. The Company made matching contributions of $37,896 in the year ended September 30, 2009.

NOTE 7 - COMMITMENTS

In addition to the lease agreement with the shareholder's spouse, the Company has an agreement effective June 1, 2009 that expires on June 1, 2012 for web hosting and e-mail archiving service. The monthly payments are $1,939, or $23,268, annually.

NOTE 8 - EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for customers or owe money or securities to them. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

NOTE 9 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, receivables, and marketable securities owned. The Company places its cash investments with a high-credit-quality financial institution located in Cincinnati, Ohio. In addition, the Company maintains cash accounts with the clearing organizations. Management does not believe significant concentrations of credit risk exists with respect to these financial instruments.

Marketable securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain marketable securities, it is at least reasonably possible that changes in the values of marketable securities will occur in the near term and that such changes could materially affect the amounts reported within the financial statements.

The Company's activities involve the execution, settlement, and financing of various customer securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations. In the event counterparties do not fulfill their obligations, the Company may be required to purchase, or sell, financial instruments underlying the contract, which could result in a loss.

NOTE 10 - SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2009 and through November 12, 2009, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

L.M. KOHN & COMPANY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2009

NET CAPITAL:	
Total shareholder's equity	$ 893,203
Deduct - shareholder's equity not allowable for net capital	-
Total shareholder's equity qualified for net capital	893,203
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated liabilities	893,203
Deductions and/or charges -	
Non-allowable assets:	
Receivables	31,346
Federal tax deposit	87,818
Fixed assets, net	57,137
Net capital before haircuts on securities positions	716,902
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]	
Trading and investment securities:	
Other securities	(6,569)
Undue concentrations	-
NET CAPITAL	$ 710,333
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Commissions payable	$ 300,026
Other liabilities	47,538
	$ 347,564
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Greater of 6 2/3% of aggregate indebtedness or $50,000:	
6 2/3% of agregate indebtedness	$ 23,171
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 660,333
Excess net capital at 1000%	$ 705,579
Ratio of aggregate indebtedness to net capital	.49 to 1

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form x-17A-5 as of September 30, 2009.

See Independent Auditors' Report.

SCHEDULES II and III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession of Control Requirements under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

See Independent Auditors Report.

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE 1913

J.D. Cloud & Co. L.L.P. | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

In planning and performing our audit of the financial statements of L.M. Kohn & Company (the "Company") as of and for the year ended September 30, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

November 12, 2009

Developing People for Superior Service

JDCLOUD
CERTIFIED PUBLIC ACCOUNTANTS SINCE1913

J.D. Cloud & Co. L.L.P | www.jdcloud.com

Ohio
1100 Mercantile Center
120 East Fourth Street
Cincinnati, Ohio 45202
TEL 513-621-1188
FAX 513-621-3337

Kentucky
Suite 203
2500 Chamber Center Drive
Fort Mitchell, Kentucky 41017
TEL 859-547-1479
FAX 859-341-2827

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
L.M. Kohn & Company
Cincinnati, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by L.M. Kohn & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries

2. Compared certain quarterly amounts comprising the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

November 12, 2009

L. M. KOHN & COMPANY
BROKERAGE AND INVESTMENT MANAGEMENT

November 18, 2009

Securities & Exchange Commission
Registrations Branch
Mail Stop 8031
100 F. Street, NE
Washington, DC 20549

RE: Audited Financial Statements for Broker/Dealer L.M. Kohn & Company (B/D #27913) (SEC #8-43303)

To Whom It May Concern:

Please find enclosed two copies of our annual audited financial statements. Included is Form X-17A-5, Part III, the auditor's opinion as well as the supplemental report on internal accounting control, for our corporate year ending 09/30/2009.

Should you have any questions regarding this information, please contact me at the address below or by phone at (513) 792-0301 x204.

Sincerely,

Larry M. Kohn
President

LMK/amb

Enclosures

9810 Montgomery Road • Cincinnati, Ohio 45242 • Tel 513-792-0301 • 800-478-0788 • Fax 513-792-0300